SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

QuantumScape Corporation

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

74767V 109

(CUSIP Number)

Jagdeep Singh

1730 Technology Drive

San Jose, California 95110

(408) 452-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Mark Baudler

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, California 94304

(650) 493-9300

November 25, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74767V 109

1	NAMES OF REPORTING PERSON Jagdeep Singh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,371,479(1)(2)
	8	SHARED VOTING POWER 16,236,571(2)(3)
	9	SOLE DISPOSITIVE POWER 16,371,479(1)(2)
	10	SHARED DISPOSITIVE POWER 16,236,571(2)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,608,050(1)(2)(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%(4)(5)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Consists of 1,340,582 shares of Class B common stock, 2,010,874 shares of Class B common stock issuable upon exercise of options, 8,998,273 shares of Class A common stock issuable upon exercise of options and 4,021,750 shares of Class A common stock issuable upon the vesting of restricted stock units. All 2,010,874 options to purchase shares of Class B Common Stock are exercisable within 60 days of November 25, 2020. 8,592,100 options to purchase shares of Class A Common stock are exercisable within 60 days of November 25, 2020. The remaining 406,173 options to purchase shares of Class A Common Stock vest evenly on February1, March 1 and April 1, 2021, subject to Mr. Singh’s continued service through each vesting date. 1/8th of the restricted stock units vest on February 15, 2021 and 1/16th vest quarterly thereafter. In the event of a change in control, if Mr. Singh’s employment is terminated by the Issuer without cause or if Mr. Singh is constructively terminated within six months following such event, then 50% of any unvested shares shall immediately vest.

(2)	Each share of Class B common stock is convertible at any time into one share of Class A common stock.
(3)

Consists of 4,021,750 shares of Class B common stock directly owned by Jagdeep Singh, Trustee of the Jagdeep Singh 2020 Annuity Trust A dated September 1, 2020 (“Jagdeep Annuity Trust A”), 4,021,750 shares of Class B common stock directly owned by Jagdeep Singh, Trustee of the Roshni Singh 2020 Annuity Trust A dated September 1, 2020 (“Roshni Annuity Trust A”), 5,541,385 shares of Class B common stock and 966,100 shares of Class A common stock directly owned by Jagdeep Singh & Roshni Singh, Trustees of the Singh Family Trust UDT dated October 3, 1996 (“UDT Trust”), 561,862 shares of Class A common stock directly owned by Tejbir Singh Phool, Trustee of the Kismet Diya Singh 2013 Trust dated July 31, 2013 (“Kismet Trust”), 561,862 shares of Class A common stock directly owned by Tejbir Singh Phool, Trustee of the Nageena Singh 2013 Trust dated July 31, 2013 (“Nageena Trust”) and 561,862 shares of Class A common stock directly owned by Tejbir Singh Phool, Trustee of the Noor Deepika Singh 2013 Trust dated July 31, 2013 (“Noor Deepika Trust”). Jagdeep Singh shares voting and dispositive power and is the trustee of each of Jagdeep Annuity Trust A, Roshni Annuity Trust A, UDT Trust, Kismet Trust, Nageena Trust and Noor Deepika Trust.

(4)

Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A common stock and Class B Common Stock beneficially owned by Mr. Singh by (b) the sum of (i) 189,469,223 shares of Class A common stock outstanding as of November 25, 2020, as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on December 2, 2020, (ii) 14,925,467 shares of Class B common stock, (iii) 2,010,874 shares of Class B common stock issuable upon exercise of options, (iv) 8,998,273 shares of Class A common stock issuable upon exercise of options and (v) 4,021,750 shares of Class A common stock issuable upon the vesting of restricted stock units. The aggregate number of shares of Class B common stock beneficially owned by Mr. Singh as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A common stock only for the purpose of computing the percentage ownership of Mr. Singh.

(5)

Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. There were 158,271,287 shares of Class B common stock outstanding as of November 25, 2020, as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on December 2, 2020, including the 14,925,467 shares of Class B common stock outstanding and owned by Mr. Singh as set forth in footnotes “(1) and (3)” above. The percentage reported does not reflect the ten for one voting power of the Class B common stock because these shares are treated as converted into Class A common stock for the purpose of this report.

Item 1. Security and Issuer.

This Schedule relates to the shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of QuantumScape Corporation, f/k/a Kensington Capital Acquisition Corp. (the “Issuer”). The principal executive offices of the Issuer are located at 1730 Technology Drive, San Jose, CA 95110. The Issuer’s Class A Common Stock is listed on the New York Stock Exchange under the symbol “QS”.

Item 2. Identity and Background.

(a)	Jagdeep Singh (the “Reporting Person”)

(b)

The address for the principal business office of Jagdeep Singh is:

1730 Technology Drive

San Jose, California 95110

(c)	The principal business of Jagdeep Singh is Chief Executive Officer and Chairman of the board of directors of the Issuer.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Person has not during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Jagdeep Singh—USA

Item 3. Source and Amount of Funds or Other Consideration.

All of the shares of common stock reported herein as beneficially owned by the Reporting Person were acquired pursuant to a Business Combination Agreement, dated as of September 2, 2020 by and among QuantumScape Corporation, a Delaware corporation (f/k/a Kensington Capital Acquisition Corp. (“KCAC”)) (the “Issuer”), Kensington Merger Sub Corp., a Delaware corporation and wholly owned subsidiary of KCAC (“Merger Sub”), and QuantumScape Subsidiary, Inc., a Delaware corporation (f/k/a QuantumScape Corporation) (“Legacy QuantumScape”) (as it may be amended from time to time, the “Business Combination Agreement”). Pursuant to the terms of the Business Combination Agreement, a business combination between the Issuer and Legacy QuantumScape was effected through the merger of Merger Sub with and into Legacy QuantumScape, with Legacy QuantumScape surviving as the surviving company and as a wholly-owned subsidiary of Issuer (the “Merger” and, collectively with the other transactions described in the Business Combination Agreement, the “Business Combination”). The Business Combination closed on November 25, 2020 (the “Closing”).

At the effective time of the Merger (the “Effective Time”), and subject to the terms and conditions of the Business Combination Agreement, each share of Legacy QuantumScape Class A common stock, par value $0.0001 per share, and each share of the Legacy QuantumScape Preferred Stock that was convertible into a share of Legacy QuantumScape Class A common stock, was canceled and converted into the right to receive the number of shares of the Issuer’s Class A Common Stock equal to 4.02175014920 (the “Exchange Ratio”), and each share of Legacy QuantumScape Class B Common Stock, par value $0.0001 per share, and each share of the Legacy QuantumScape

Preferred Stock that was convertible into a share of Legacy QuantumScape Class B common stock was canceled and converted into the right to receive the number of shares the Issuer’s Class B Common Stock, $0.0001 par value per share (the “Class B Common Stock,” and, together with the Class A Common Stock, the “Common Stock”) equal to the Exchange Ratio.

At the Effective Time, each outstanding and unexercised warrant (“Legacy QuantumScape Warrant”) to purchase shares of Legacy QuantumScape capital stock was automatically converted into a warrant to purchase a number of shares of the applicable class of Common Stock (such warrant, the “Exchanged Warrant”) equal to the product (rounded down to the nearest whole number) of (i) the number of shares of Legacy QuantumScape common stock subject to such Legacy QuantumScape Warrant immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of such Legacy QuantumScape Warrant immediately prior to the Effective Time divided by (B) the Exchange Ratio. Except as specifically provided above, following the Effective Time, each Exchanged Warrant continued to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to the corresponding former Legacy QuantumScape Warrant immediately prior to the Effective Time.

Each option to purchase shares of Legacy QuantumScape common stock (a “Legacy QuantumScape Option”) that was outstanding immediately prior to the Effective Time, whether vested or unvested, was converted into an option to purchase a number of shares of the applicable class of Common Stock that the Legacy QuantumScape Option covered (such option, an “Exchanged Option”) equal to the product (rounded down to the nearest whole number) of (i) the number of shares of Legacy QuantumScape Common Stock subject to such Legacy QuantumScape Option immediately prior to the Effective Time and (ii) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of such Legacy QuantumScape Option immediately prior to the Effective Time, divided by (B) the Exchange Ratio. Except as specifically provided in the Business Combination Agreement, following the Effective Time, each Exchanged Option continued to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to the corresponding former Legacy QuantumScape Option immediately prior to the Effective Time.

Each share of restricted stock granted under Legacy QuantumScape’s option plans or acquired via the early exercise of Legacy QuantumScape’s options, immediately prior to the Closing (“Legacy QuantumScape Restricted Stock”) that was outstanding immediately prior to the Effective Time was converted into restricted shares of the applicable class of Common Stock that the pre-conversion Legacy QuantumScape Restricted Stock covered (such share of restricted Common Stock, an “Exchanged Restricted Stock”) equal to the product (rounded down to the nearest whole number) of (i) the number of shares subject to a Legacy QuantumScape Restricted Stock immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio. Except as specifically provided above, following the Effective Time, each Exchanged Restricted Stock continued be governed by the same terms and conditions (including transfer restrictions and repurchase right terms) as were applicable to the corresponding former Legacy QuantumScape Restricted Stock immediately prior to the Effective Time.

Each outstanding restricted stock unit granted by Legacy QuantumScape, immediately prior to the Closing under Legacy QuantumScape option plans or otherwise (“Legacy QuantumScape RSU”) that was outstanding immediately prior to the Effective Time was converted into a restricted stock unit of the applicable class of Common Stock that the pre-conversion Legacy QuantumScape RSU covered (such restricted stock unit award covering Common Stock, an “Exchanged RSU”) equal to the product (rounded down to the nearest whole number) of (i) the number of shares of Legacy QuantumScape RSU immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio. Except as specifically provided above, following the Effective Time, each Exchanged RSU continued to be governed by the same terms and conditions (including transfer restrictions and repurchase right terms) as were applicable to the corresponding former Legacy QuantumScape RSU immediately prior to the Effective Time.

Immediately prior to the Effective Time, the obligation to purchase shares of Legacy QuantumScape’s Series F Preferred Stock, par value $0.0001 per share (“Legacy QuantumScape Series F Preferred Stock”), upon satisfaction of certain milestones, if still outstanding, became an obligation to purchase, upon satisfaction of the milestones, shares of Class A Common Stock equal in number to the shares of Class A Common Stock that would have been issued in the Merger in exchange for such shares of Legacy QuantumScape Series F Preferred Stock if such shares of Legacy QuantumScape Series F Preferred Stock had been outstanding prior to the Merger.

The information set forth in or incorporated by reference into Items 4, 5 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 3.

Item 4. Purpose of Transaction.

Pursuant to the terms of the Business Combination Agreement, Jagdeep Singh tendered 659,337 shares of Class A common stock, 3,711,188 shares of Class B common stock, options to purchase 2,237,403 shares of Class A common stock, options to purchase 500,000 shares of Class B common stock and 1,000,000 restricted stock units of Legacy QuantumScape in exchange for 2,651,686 shares of Class A Common Stock, 14,925,467 shares of Class B Common Stock, options to purchase 8,998,273 shares of Class A Common Stock, options to purchase 2,010,874 shares of Class B Common Stock and 4,021,750 shares of Class A Common Stock issuable upon vesting of restricted stock units, respectively.

Jagdeep Singh serves as Chief Executive Officer and Chairman of the board of directors of the Issuer and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Subject to the Registration Rights and Lock-up Agreement and Senior Employee Lock-up Agreement described in Item 6 of this Schedule 13D and the Issuer’s Insider Trading Policy, Mr. Singh may from time to time buy or sell securities of the Issuer as appropriate for his personal circumstances.

Except as described herein, the Reporting Person does not any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person reserves the right to formulate in the future plans or proposals which may relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4.

The Reporting Person may, from time to time, purchase additional securities of the Issuer either in the open market or in privately-negotiated transactions, depending upon the Reporting Person’s evaluation of the Issuer’s business, prospects and financial condition, the market for such securities, other opportunities available to the Reporting Person, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Person may also decide to hold or dispose of all or part of his investments in securities of the Issuer and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Schedule 13D, the Reporting Person beneficially owns an aggregate of 32,608,050 shares of Common Stock on an as if converted for options and restricted stock units, or 14.9% of the Issuer’s outstanding shares of Common Stock. The beneficial ownership percentages used in this Schedule are calculated based on a total of 189,469,223 shares of Class A Common Stock outstanding as of November 25, 2020 plus 29,956,364 shares from the as if converted for Common Class B, options and restricted stock units.

All of Mr. Singh’s 2,010,874 options to purchase shares of Class B Common Stock are exercisable within 60 days of November 25, 2020. 8,592,100 options to purchase shares of Class A Common stock are exercisable within 60 days of November 25, 2020. The remaining 406,173 options to purchase shares of Class A Common Stock vest evenly on February 1, March 1 and April 1, 2021, subject to the Mr. Singh’s continued service through each vesting date. 1/8th of Mr. Singh’s restricted stock units vest on February 15, 2021 and 1/16th vest quarterly thereafter. In the event of a change in control, if Mr. Singh’s employment is terminated by the Issuer without cause or if Mr. Singh is constructively terminated within six months following such event, then 50% of any unvested shares shall immediately vest.

(b) Jagdeep Singh shares voting and dispositive power with respect to (i) 4,021,750 shares of Class B Common Stock beneficially owned by Jagdeep Annuity Trust A, (ii) 4,021,750 shares of Class B Common Stock beneficially owned by Roshni Annuity Trust A, (iii) 5,541,385 shares of Class B Common Stock and 966,100 shares of Class A Common Stock beneficially owned by UDT Trust, (iv) 561,862 shares of Class A Common Stock beneficially owned by Kismet Trust, (v) 561,862 shares of Class A Common Stock beneficially owned by Nageena Trust and

(vi) 561,862 shares of Class A Common Stock beneficially owned by Noor Deepika Trust. Jagdeep Singh has sole voting and dispositive power with respect to 1,340,582 shares of Class B Common Stock, options to purchase 8,998,273 shares of Class A Common Stock, options to purchase 2,010,874 shares of Class B Common Stock and 4,021,750 shares of Class A Common Stock issuable upon vesting of restricted stock units, respectively.

(c) Except as described in Items 3 and 4 of this Schedule, which descriptions are incorporated herein by reference, the Reporting Person has not effected any transactions in the common stock during the past 60 days.

(d) Except as disclosed in Item 2, no person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Registration Rights and Lock-Up Agreement

On September 2, 2020, KCAC, Kensington Capital Sponsor LLC (the “Sponsor”) and certain stockholders of Legacy QuantumScape, including Mr. Singh, (the “New Holders,” and together with the Sponsor, the “Holders”) entered into a Registration Rights and Lock-Up Agreement, which was effective as of the Closing. Pursuant to the terms of the Registration Rights and Lock-Up Agreement, the Issuer will be obligated to file a registration statement to register the resale of certain shares of Common Stock held by the Holders after the Closing. In addition, pursuant to the terms of the Registration Rights and Lock-Up Agreement and subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the Holders may demand at any time or from time to time, that the Issuer file a registration statement on Form S-3 (or on Form S-1 if Form S-3 is not available) to register the securities of the Issuer held by such Holders, and the Issuer is separately required at all times to maintain an effective resale registration statement for the benefit of the Holders. The Registration Rights and Lock-Up Agreement will also provide the Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

The Registration Rights and Lock-Up Agreement further provides for the securities of the Issuer held by the Holders to be locked-up for a period of time following the Closing, as described below, subject to certain exceptions. The securities held by the Sponsor will be locked-up for one year following the Closing, subject to earlier release if (i) the reported last sale price of Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing or (ii) if the Issuer consummates a liquidation, merger, stock exchange or other similar transaction after the Closing which results in all of the Issuer’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property. The securities held by the New Holders will be locked-up for 180 days after the Closing, subject to earlier release if (i) the reported last sale price of Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing or (ii) the Issuer consummates a liquidation, merger, stock exchange or other similar transaction after the Closing which results in all of the Issuer’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.

This summary is qualified by the actual terms of the Registration Rights and Lock-Up Agreement, a copy of which is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Senior Employee Lock-Up Agreement

On September 2, 2020, KCAC entered into separate Senior Employee Lock-Up Agreements with certain senior level employees of Legacy QuantumScape, including Legacy QuantumScape’s executive officers (the “Senior Employees”). The Senior Employee Lock-Up Agreements provide that the securities of the Issuer owned of record or beneficially by the Senior Employees (including certain securities that may be granted or issued to a Senior Employee after the Effective Time) (collectively, the “Lock-Up Shares”) may generally not be transferred for at least 180 days after the Closing (the “Initial Lock-Up Period”) and up to four years after the Closing, subject to certain exceptions. Following the Initial Lock-Up Period, Senior Employees may transfer Lock-Up Shares without restriction as follows: (i) during the first year after the Effective Time, up to 25% of the total number of Lock-Up Shares, (ii) following the first anniversary of the Effective Time until the earlier of four years after the Closing or the occurrence of an event described below, up to 50% of the total number of Lock-Up Shares (taking into account any transfers under clause (i) above), and (iii) up to an additional 50% of the total number of Lock-Up Shares following satisfaction of agreed delivery requirements between Legacy QuantumScape and Volkswagen Group of America Investments, LLC (“VGA”).

These transfer restrictions are subject to earlier release if (i) the Issuer completes a liquidation, merger, stock exchange or other similar transaction after the Closing that results in all of the Issuer’s stockholders having the right to exchange their shares of common stock for cash, securities or other property; (ii) VGA terminates for any reason the Amended and Restated Joint Venture Agreement, dated as of May 14, 2020, by and among Legacy QuantumScape and VGA; (iii) VGA issues a critical or negative statement regarding the Issuer and its technology unless such statement is required to be made by VGA under applicable law and is truthful and accurate; or (iv) VGA transfers certain Issuer securities in excess of the amounts set forth in the Senior Employee Lock-Up Agreements. The Senior Employee Lock-Up Agreements also provide that, upon consummation of the Merger, the Issuer or Legacy QuantumScape shall pay to each Senior Employee a one-time cash bonus equal to 20% of the Senior Employee’s then annual base salary.

This summary is qualified by the actual terms of the Senior Employee Lock-Up Agreement, a copy of which is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

1	Registration Rights and Lock-up Agreement, dated as of September 2, 2020, by and among Kensington Capital Acquisition Corp. and the persons named therein. (Incorporated by reference to an exhibit to the Company’s Current Report on Form 8-K filed with the SEC on September 3, 2020.)

2	Form of Senior Employee Lock-Up Agreement. (Incorporated by reference to an exhibit to the Company’s Current Report on Form 8-K filed with the SEC on September 3, 2020.)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 7, 2020

Jagdeep Singh

By:	/s/ Jagdeep Singh
Name:	Jagdeep Singh